UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

BTHC X, INC.

(Exact name of registrant as specified in its corporate charter)

Delaware	000-52237	20-5456047
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Argyrokastrou Street Voula 16673 Athens, Greece
(Address of principal executive offices)

Registrant’s telephone number, including area code+30 210 899 2896

Approximate Date of Mailing: February, 2017

BTHC X, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

BTHC X, INC.

INTRODUCTION

This Information Statement is being mailed on or about February 1, 2017 to the holders of record at the close of business on January 31, 2017 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of BTHC X, Inc., a Delaware corporation (“BTHC” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Contribution Agreement (the “Contribution Agreement”) entered into as of December 31, 2016 by and between iOra Software Limited, a company formed under the laws of England and Wales (“iOra”), Stocksfield Limited, a company formed under the laws of England and Wales (“Stocksfield”), Lexalytics, Inc., a Massachusetts corporation (“Lexalytics”) (Stocksfield and Lexalytics are collectively referred to as the “Contributors”), Mark Thompson in his capacity as representative for the Contributors (the “Contributor Representative”), Ramada Holdings, Inc., a company formed under the laws of the Marshall Islands (“Ramada”), and George Syllantavos, in his capacity as representative for the Company (the “Company Representative”) and individually. The transactions (referred to as the “Business Combination”) contemplated by the Contribution Agreement are expected to close in the coming weeks.

Pursuant to the Contribution Agreement, the Contributors will contribute $75,000 and all of the outstanding equity securities in iOra to the Company in exchange for 6,323,530 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) (for which the Company will file a Certificate of Designation prior to the closing), which will be automatically convertible into approximately 260 million shares of the Company’s common stock once the Company’s certificate of incorporation is amended to increase its authorized shares and effect a reverse split. In addition, the Company will issue 2,966,531 shares of the Company’s Series A Convertible Preferred Stock (the “Earnout Shares”), which will be convertible into approximately 122 million shares of the Company’s common stock once the Company’s certificate of incorporation is amended, in the name of a trustee pursuant to a voting trust agreement. If certain earn-out targets specified in the Contribution Agreement are met, the Earnout Shares will be issued to the Contributors. If the earn-out targets are not met, the Earnout Shares will be issued to the stockholders of the Company. The Series A Convertible Preferred Stock will have the right to vote with the Company’s common stock on an as-converted basis. While the Earn-Out Shares are held by the trustee, the Contributor Representative has all voting rights related to those shares.

Prior to the closing, the Company will issue 709,939 shares of its Series A Convertible Preferred Stock, which will be convertible into approximately 30.2 million shares of the Company’s common stock once the Company’s certificate of incorporation is amended to increase its authorized shares, to certain stockholders of the Company who have outstanding loans to the Company in exchange for the cancellation of such loans.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the Contribution Agreement.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Upon the Closing, the Contributors will own 260,085,668 shares of Common Stock, or 62.4% of the Company’s outstanding voting securities, on an as-converted basis. The Closing will result in a change in control of the Company.

In connection with the change in control, Mr. Syllantavos, the Company’s President, Chief Executive Officer, Treasurer, Secretary and Chief Financial Officer and sole director, will resign from his officer positions with the Company, which resignations will become effective upon the closing of the Business Combination. Mr. Syllantavos will continue to serve as a director of the Company following the Business Combination.

Effective as of the Closing, Mr. Thompson will be appointed to serve as the Company’s President, Chief Executive Officer and Chairman of the Board of Directors and Michael Fasci will be appointed to serve as the Company’s Chief Financial Officer and director.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

The incoming officers and directors are not currently officers or directors of the Company, nor did they hold any previous positions with the Company or have any involvement in past transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, aside from the restructuring of Infonic PLC in 2009, as disclosed below in the section entitled “Involvement in Certain Legal Proceedings,” none of the incoming or existing directors or officers of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

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VOTING SECURITIES

The Company’s authorized capital stock presently consists of 40,000,000 shares of common stock, $0.001 par value (“Common Stock”) and 10,000,000 shares of preferred stock, $0.001 par value (the “Preferred Stock”). As of the Record Date, there were 5,839,933 shares of Common Stock and no shares of Preferred Stock issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock. Each share of Common Stock entitles the holder to one vote.

DIRECTORS AND OFFICERS

Pre-Closing

The Company’s sole officer and director prior to closing of the Business Combination is as follows:

Name	Age	Positions Held	Date First Elected or Appointed
George Syllantavos(1)	52	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer and Director	October 2009

(1) As Mr. Syllantavos will be continuing on as a director with the Company, his biographical information is detailed below.

Post-Closing

The following table sets forth information regarding the Company’s officers and directors following the Business Combination:

Name	Age	Positions To Be Held	Date First Appointed
Mark Thompson	53	Chief Executive Officer, President and Chairman of the Board of Directors	Date of Closing
Michael Fasci	58	Chief Financial Officer, Director, Secretary and Treasurer	Date of Closing
George Syllantavos	52	Director	October 2009
David L.A. Morgan	50	Chief Operating Officer	Date of Closing

Biographical Information

Mr. Mark Thompson. Upon completion of the Business Combination, Mr. Thompson will serve as the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Prior to the Business Combination, from 2005 to present, Mr. Thompson served as a director of iOra Software Limited. In addition, Mr. Thompson is President and CEO of Stocksfield Limited, a position he has held since 2000. Mr. Thompson has more than 25 years’ experience in finance and business operations, having held senior positions in four publicly listed companies in the UK and the US, including United Biscuits, Amersham International, Getty Images Inc. and Infonic PLC. Mr. Thompson has extensive cross-border fundraising experience and brings with him a wealth of knowledge in day to day practical business strategy and operations. Mr. Thompson originally trained as a lawyer and then went on to qualify as an accountant in the UK. We believe Mr. Thompson’s varied experience in finance and business will assist our Company in its future growth and development.

Michael Fasci. Upon completion of the Business Combination, Mr. Fasci will serve as the Chief Financial Officer, Director, Secretary and Treasurer of the Company. From 1987 to 2016, Mr. Fasci served as President at Process Engineering Services, Inc. in Taunton, Massachusetts. Mr. Fasci is a 30-year veteran in the finance sector, having served as an officer and director of several public and private companies, most recently having worked at the following companies: GrowLife Inc. (Director from Oct. 2015 to Present and Secretary from April 2016 to Present); Green Innovations, Inc. (Chief Executive Officer and Chief Financial Officer from October 2015 to Present); Preferred Brand Restaurants, Inc. (Director and Chief Financial Officer from June 2016 to Present); OSL Holdings, Inc. (Director and Chief Financial Officer from November 2015 to October 2016 and Chief Executive Officer from July 2016 to October 2016); VHGI Holdings (Director and Chief Financial Officer from 2012 to 2014); RedFin Networks, Inc. (Director and Chief Financial Officer from 2002 to 2013); PTA Holdings (Director, Chief Executive Officer and Chief Financial Officer from June 2016 to Present); Elite Books (Director from February 2016 to Present); MLine Holdings (Director from June 2016 to January 2017). Mr. Fasci began his career as a field engineer and then acted as manager of various remediation filtration and environmental monitoring projects around the world, before he came to focus his efforts on the daily operations, accounting and financial reporting and SEC compliance of the numerous companies he has served. Mr. Fasci resides in Taunton, Massachusetts and studied Electrical Engineering at Northeastern University. In addition, he maintains a qualification as an Enrolled Agent of the Internal Revenue Service. We believe Mr. Fasci’s experience in business and depth of knowledge in SEC reporting requirements will assist in the Company’s growth and development going forward.

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George Syllantavos. Mr. Syllantavos has served as a Director of the Company since October 2009. From October 2009 to December 2016, Mr. Syllantavos served as the President and CEO of BTHC X, Inc. (OTCBB:BTXI), when we were exploring a business combination in the technology sector. Following the reverse merger of iOra Software Limited into BTXI, he became iOra’s outside director. Since December 2015, Mr. Syllantavos is the co-CEO, CFO, Secretary and Director of Stellar Acquisition III Inc. (NASDAQ:STLR), a special purpose acquisition company that raised $70.3 million in August 2016 with the mandate to effect a business combination in the energy logistics space. In February 2013, Mr. Syllantavos co-founded and has been CEO of, Nautilus Energy Management Corp., a maritime energy services company involved in maritime project business development and ship management focusing on the offshore supply and gas sectors. From May 2011 until February 2013, Mr. Syllantavos co-founded and served as co-CEO and CFO of Nautilus Marine Acquisition Corp. (NASDAQ:NMAR), a special purpose acquisition company (SPAC) that completed an initial public offering in July 2011 raising $48 million with the mandate to pursue a business combination in the maritime space. Subsequently, he served as the CFO of Nautilus Offshore Services Inc., an offshore service vessel owner and operator and the successor of Nautilus Marine, from February 2013 until April 2014. From November 2007 to August 2011, he served as CFO, Secretary and Director of Star Bulk Carriers Corp. (NASDAQ:SBLK), a dry-bulk ship-owning company. From May 2005 to November 2007, he co-founded and served as the CFO, Secretary and Director of Star Maritime Acquisition Corp. (AMEX:SEA), the predecessor of SBLK, which was a SPAC that raised $189 million. He also served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the suppliers of the Greek National Health System. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University in Chicago and an MBA in Operations Management, International Finance and Transportation Management from the Kellogg Graduate School of Management at Northwestern University. We believe Mr. Syllantavos’s public company experience and his experience with SEC reporting from both a management and an accounting level will assist us in our duties and obligations of being a public company.

David L.A. Morgan. Upon completion of the Business Combination, Mr. Morgan will serve as the Chief Operating Officer of the Company. From July 2015 to Present, Mr. Morgan has served as the Chief Operating Officer of Stocksfield Limited, iOra’s parent company. Mr. Morgan’s main role at Stocksfield has been in the financing of group companies and overseeing Stocksfield’s property and home building interests. From 2001 to 2010, Mr. Morgan was a Corporate Stockbroker specializing in Technology and Property Small Cap companies in the UK market. He was directly involved in the UK IPO of a Group that originally owned the iOra business and, as a result, has many years knowledge of its technology and customer relationships. Mr. Morgan received his bachelor’s degree in Humanities in 1998 from Huddersfield Polytechnic and was regulated from 2007 to 2010 with the UK Financial Services Authority and was authorized to carry out corporate finance advice. We believe Mr. Morgan’s experience in the financial services sector, as well as his experience working with small cap public companies, will assist us in our growth and development as we become a publicly reporting company.

Family Relationships

There are no family relationships between any of the Company’s executive officers, management or the Company’s Board of Directors.

The Board of Directors and Committees

We do not presently maintain an independent Board of Directors. In addition, our Board of Directors does not presently maintain separate audit, compensation or corporate governance committees. Functions customarily performed by such committees are performed by our Board of Directors as a whole. Our Company is not presently required to maintain such committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system. We intend to create Board committees, including an independent audit committee, in the near future as we prepare to list on a national securities exchange. If we are successful in listing our Common Stock on the NYSE or NASDAQ in the future, we would be required to have, prior to listing, an independent audit committee formed in compliance with the requirements for such listing and in compliance with Rule 10A-3 of the Securities Exchange Act of 1934.

Involvement in Certain Legal Proceedings

In 2009, a major U.S. lender of Infonic PLC, a company formed under the laws of England and Wales (“Infonic”), called in its loans and, as a result, on February 3, 2009, Infonic was placed initially into Administration pursuant to the U.K.’s Insolvency Act of 1986 under the laws of England and Wales and, subsequently, on November 3, 2009, into a Creditor’s Voluntary Liquidation (the “Restructuring”). Mr. Thompson was an executive director at Infonic at the time of the Restructuring. The Restructuring caused Infonic to sell its assets, all of which were purchased by a group of investors, including Mr. Thompson. At that time, iOra Software Limited was one of the entities owned by Infonic.

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Aside from the disclosure detailed above, none of the Company’s officers, directors, promoters or control persons has been involved in any of the following during the past 10 years:

(1)       Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)       Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)       Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)       Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

Code of Ethics

We intend to adopt a code of ethics that applies to our officers, directors and employees. When we adopt the code of ethics, we will file a copy of it, as well as any amendments thereto, in a Current Report on Form 8-K following its adoption. At such time, you may review the code of ethics by accessing our public filings at the SEC’s website at www.sec.gov. In addition, following our adoption of a code of ethics, a copy of the code of ethics will be provided to you without charge upon request to us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to the closing of the Business Combination, Mr. Syllantavos made loans to us to fund our operations. As of the last balance sheet date of September 30, 2016, such amounts totaled $288,882. Following the closing, $33,882 of the amounts owed by us to BTHC controlling shareholders (the “BTHC Controlling Shareholders”) will be converted into 709,939 shares of our Preferred Stock. In addition, BTHC Controlling Shareholders will forgive $180,000 of the amounts owed to them and $75,000 of the amounts owed to them will be repaid upon closing of the Business Combination.

Legal Proceedings

From time to time, we and our subsidiaries may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business and an adverse result in these or other matters may arise from time to time that may harm our business. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party to a legal proceeding that is adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We are not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth, for the period indicated, all compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer, chief financial officer and all other executive officers who received or are entitled to receive remuneration in excess of one percent of the Company’s assets during the stated periods.

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Summary Compensation Table:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
George Syllantavos,	2016	--	--	--	--	--	--	--	0
former CEO, CFO, Director(1)	2015	--	--	--	--	--	--	--	0
Mark Thompson,	2016	--	--	--	--	--	--	--	0
CEO, President, Chairman	2015	--	--	--	--	--	--	--	0
Michael Fasci,	2016	--	--	--	--	--	--	--	0
CFO, Director	2015	--	--	--	--	--	--	--	0
David L.A. Morgan,	2016	--	--	--	--	--	--	--	0
COO	2015	--	--	--	--	--	--	--	0

(1)	Mr. Syllantavos will remain a Director of BTHC following completion of the Business Combination.

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers.

Employment Agreements

We have no written employment agreements with our officers and directors other than those entered into by iOra.

Equity Compensation Plan Information

The Company does not currently have any equity compensation plans, although we intend adopt an equity compensation plan in the near future.

Director Compensation

We do not currently compensate our directors for their services as directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred when attending Board or committee meetings.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Closing

The following table sets forth certain information, immediately prior to the closing of the Contribution Agreement, regarding the beneficial ownership of BTHC’s Common Stock by (i) each stockholder known by BTHC to be the beneficial owner of more than 5% of BTHC’s common stock, (ii) by each director and executive officer of BTHC and (iii) by all executive officers and directors of BTHC as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

	Shares Beneficially Owned (1)(2)
Name and address	Number of Shares	Percentage (3)

Ramada Holdings Inc. (4)	3,682,079	63.05%
George Syllantavos (4)	3,682,079	63.05%
Michael Rabinowitz (5)	354,046	6.06%
Clifford A. Teller (5)	354,046	6.06%
Lawrence C. Glassberg (5)	354,046	6.06%
Christopher J. Fiore (5)	354,046	6.06%
Edward Rose (5)	354,046	6.06%

Directors and officers as a group (1 person)	3,682,079	63.05%

(1)       As of the date of this Information Statement, there were 5,839,933 shares of our common stock outstanding and no shares of preferred stock issued and outstanding. We have no outstanding stock options or warrants.

(2)       Under applicable Commission rules, a person is deemed the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(3)       In determining the percent of voting stock owned by a person on the date of this Information Statement: (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 5,839,933 shares of common stock outstanding the date of this Annual Report, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options

(4)       Mr. Syllantavos is our president, secretary, treasurer and director. He is also the president of Ramada Holdings, Inc. (“Ramada”). The address of each of Ramada and Mr. Syllantavos is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Mr. Syllantavos has sole voting and dispositive power over Ramada and may be deemed to beneficially own the shares of common stock held by Ramada.

(5)       The address for each of Messrs. Rabinowitz, Teller, Glassberg, Fiore and Rose is c/o Maxim Group, LLC, 405 Lexington Ave, New York, New York 10017. Each of Messrs. Rabinowitz, Teller, Glassberg, Fiore and Rose directly own their shares.

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Post-Closing

The following table sets forth certain information immediately following the closing of the Business Combination, regarding the beneficial ownership of BTHC’s Common Stock by (i) each stockholder known by BTHC to be the beneficial owner of more than 5% of BTHC’s Common Stock, (ii) by each director and executive officer of BTHC and (iii) by all executive officers and directors of BTHC as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

	Shares Beneficially Owned (1)(2)
Name and address	Number of Shares Owned or Controlled	Percentage (3)

Stocksfield Limited(4)	8,244,000	82.44%
Lexalytics, Inc.(5)	916,000	9.16%
Ramada Holdings, Inc..(6)	543,270	5.43%
George Syllantavos (6)	543,270	5.43%
Mark Thompson (4)(7)	4,122,000	41.22%
Michael Fasci (8)	—	—
David L.A Morgan (7)	—	—
Directors and officers as a group (4 persons)	4,665,270	46.65%

(1)       Pro forma as of the date of the Closing, after giving effect to the Company’s filing of an amended and restated articles of incorporation to increase the Company’s authorized stock to 450,000,000 shares in order to convert the Series A Convertible Preferred Stock and an anticipated 41.1298-for-1 reverse split to simultaneously decrease the Company’s issued and outstanding shares of Common Stock and the Company’s authorized capital stock, there will be 10,000,000 shares of Common Stock outstanding and no shares of Preferred Stock issued and outstanding. There are no outstanding stock options or warrants.

(2)       Under applicable Commission rules, a person is deemed the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(3)       In determining the percent of voting stock owned by a person on the date of the Business Combination: (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 10,000,000 shares of common stock outstanding as of the date of the Business Combination, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options

(4)       Stocksfield Limited is wholly owned by Stocksfield Holdings Limited, an entity which is 50% owned by Mark Thompson, iOra Software Limited’s Chief Executive Officer, President and Chairman of the Board of Directors. The address of Stocksfield Limited is 1st Floor, Chapel House, 1-3 Chapel Street, Guildford, Surrey GU1 3UH.

(5)       The address for Lexalytics, Inc. is 6th Floor, 320 Congress Street, Boston, MA 02210.

(6)       Mr. Syllantavos was our Chief Executive Officer, President, Secretary, Treasurer and Director. Following the Business Combination, he will resign from his executive positions and remain on as a Director of the Company. Mr. Syllantavos is also the president of Ramada Holdings, Inc. (“Ramada”). The address of each of Ramada and Mr. Syllantavos is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Mr. Syllantavos has sole voting and dispositive power over Ramada, and may be deemed to beneficially own the shares of common stock held by Ramada.

(7)       The address for each of Messrs. Thompson and Morgan is c/o iOra Software Limited, 1st Floor, Chapel House, 1-3 Chapel Street, Guildford, Surrey GU1 3UH.

(8)       The address for Mr. Fasci is P.O. Box 500, East Taunton, MA 02718,

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file with the Securities and Exchange Commission (the “Commission”) annual reports, quarterly reports and other information the Company is required to file pursuant to securities laws. You may read and copy materials the Company files with the Commission at the Commission’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. You may send communication to the Company’s board of directors at the address set forth on the cover page.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 31, 2017	BTHC X, INC.

	By:	/s/ George Syllantavos
	Name:	George Syllantavos
	Title:	President, Chief Executive Officer, Chief Financial Officer and Director

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